UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

(i)	Effective on October 20, 2025, GLOBAL MOFY AI LIMITED (the “Company”) terminated YCM CPA INC. as the Company’s independent registered public accounting firm.

(ii)	The reports of YCM CPA INC. on consolidated balance sheets of the Company for the fiscal year ended September 30, 2024 and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the fiscal year ended September 30, 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was approved by the Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended September 30, 2024 and through October 20, 2025, the date of dismissal, (a) there were no disagreements with YCM CPA INC. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM CPA INC., would have caused it to make reference thereto in its reports on the financial statements for such year and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness related to the Company’s internal control over financing reporting, including (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, (ii) the lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and (iii) the Company does not design and implement appropriate information technology general controls over its financial systems relating to 1) access controls; 2) backups; 3) program change; and 4) cyber security, which has been disclosed in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2024.

(v)	The Company provided YCM CPA INC. with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Report of Foreign Private Issuer on Form 6-K.

(2) New Independent Registered Public Accounting Firm

On October 24, 2025, the Board of Directors of the Company and the Audit Committee of the Company approved and ratified the appointment of Golden Ocean FAC PAC as its new independent registered public accounting firm to audit the Company’s financial statements, effective October 20, 2025. During the two most recent fiscal years ended September 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of Golden Ocean FAC PAC, neither the Company, nor someone on its behalf, has consulted Golden Ocean FAC PAC regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit Index

Exhibit No.	Description
16.1	Letter from YCM CPA INC. addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: October 27, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

3